May 20, 2013

Ms. Jessica Barberich
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	IRSA Investments and Representations Inc., Form 20-F for Fiscal Year ended June 30, 2012
Filed October 31, 2012, File No. 001-13542

Ladies and Gentlemen:

On behalf of IRSA Investments and Representations Inc. (the “Company”), we are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated April 19, 2013 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on October 31, 2012, pursuant to the Securities Act of 1934, as amended.  For convenience of reference, we have reproduced below in bold the text of the comments of the Staff.  The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the fiscal year ended June 30, 2012

Sales and Development of Properties and Land Reserves, page 36

1. In future Exchange Act reports, please disclose budgeted costs, costs incurred to date, and estimated completion time for material property developments in progress. Please consider presenting in tabular form.

As requested, the Company agrees to disclose in its future Exchange Act reports budgeted costs, costs incurred to date and estimated completion time for material property developments in progress and will consider presenting in tabular form.

Item 5. Operating and Financial Review and Prospects, page 58

2. We note your disclosure on pages 31 and 47 that a significant percentage of your leases will expire as of June 30, 2013 and June 30, 2014 for your shopping centers and office properties, respectively. In future Exchange Act reports, please include a more detailed discussion of leasing activity in your shopping center and office portfolio during the reporting period, including the amount of new leases and renewed leases executed, the amount of leases that were not renewed, and leasing costs. With respect to renewed leases, please provide quantitative disclosure comparing the average base rent per square meter on expiring leases with rates on the new leases.

As requested, the Company agrees to disclose in its future Exchange Act reports a more detailed discussion of leasing activity in its shopping center and office portfolio during the reporting period, including the amount of new leases and renewed leases executed, the amount of leases that were not renewed and leasing costs. With respect to renewed leases, the Company will, to the extent there is a material difference, provide quantitative disclosure comparing the average base rent per square meter on expiring leases with rates on the new leases.

Results of Our Operations for the Fiscal Years ended June 30, 2012 and 2011, page 69

3. In future Exchange Act reports, with respect to your office properties and shopping centers, please revise your disclosure to discuss the relative impact of changes in same store results and non-same store results. Please also disclose how you define “same store” for these purposes.

As requested, the Company agrees to disclose in its future Exchange Act reports a discussion of the relative impact of changes in same store results and non-same store results (including an explanation of how it defines “same store” for these purposes).

Form 6-K/A filed December 19, 2012

Exhibit 1 – Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1 Summary of significant accounting policies

1.13 Financial Instruments

(a) Classification

Debt investments

(i) Financial assets at amortized cost, page 98

4. Please tell us how your policy of not separately accounting for any derivatives embedded in the debt investments complies with IFRS 9.

In response to the Staff's comment, the Company advises the Staff that the accounting policy in Note 1.13 complies with IFRS 9 “Financial Instruments”, paragraph 4.1.2 which requires that a financial asset to be measured at amortized cost if: (a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and (b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Furthermore, paragraph 4.3.2 of IFRS 9 establishes that if a hybrid contract contains a host that is a financial asset within the scope of the standard, an entity shall apply the requirements in paragraphs 4.1.1 through 4.1.5 to the entire hybrid contract. That is, embedded derivatives are only considered to determine whether the instrument’s contractual cash flows solely represent the payment of principal and interest. In the case the instrument still qualifies for amortized cost treatment, the embedded derivative is not accounted for separately in accordance with IFRS 9.

As the debt investments held by the Company are assets within the scope of IFRS 9, the Company determined if the contractual terms of the entire debt investments (i.e. including embedded derivatives, if any) give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. As both requirements detailed in paragraph 4.1.2 of IFRS 9 were met for the debt investments held by the Company, those financial assets were measured in their entirety at amortized cost.

1.26 Revenue Recognition, page 107

Development property activities, page 110

5. You disclose on page 111 that you enter into barter transactions where you normally exchange undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land, and that you record revenue at the fair value of the goods to be received (i.e., the residential apartments to be constructed), adjusted by the amount of cash, if any. You also disclose that in exchange for the land given up, you receive cash, if any, and an in-kind receivable. The in-kind receivable is initially recognized at fair value and is not subsequently remeasured. The in-kind receivable is classified as trading property. Please further explain the following:

•	The accounting guidance that you relied upon to determine your accounting treatment,

•
How you determined that the fair value of the residential apartments to be constructed can be reliably measured. Tell us the valuation methods you use and the significant assumptions you rely upon in your valuations; specifically address how the length of time required to construct the apartments impacts your fair value determination,

•	Your consideration of recording the right to receive residential apartments in the future as an intangible asset rather than as an in-kind receivable classified as a trading property, and

•	Clarification of how the in-kind receivable is subsequently measured after initial recognition.

In response to the Staff's comment, the Company wishes to clarify the Staff some of the typical terms of the barter transactions entered into with third-party developers. In most cases, the Company exchanges owned undeveloped land for future property to be constructed by the developer on the bartered land which in its judgment would also benefit other Company-owned property, i.e. by proximity to shopping centers owned by the Company. In general, under the terms of the agreements, the developer is required to transfer the Company a percentage of the future square meters to be constructed on the land in the form of completed residential units and/or parking spaces. In certain cases, the developer may construct more square meters than originally planned and the Company will obtain that upside. In contrast, if the developer constructs less square meters for whatever reason, the agreements stipulate a minimum amount of square meters to be received by the Company as a protection clause.  In addition to this, the terms also provide for penalties in case the completion of the construction is extended beyond the initial estimation horizon of the developer.

The Company advises the Staff that these barter transactions are accounted for in accordance with paragraph 12 of IAS 18 "Revenue". IAS 18 establishes that where goods or services are exchanged for goods or services of a dissimilar nature, the revenue is measured at the fair value of the goods or services received, adjusted by the amount of cash or cash equivalents received or paid. If the fair value of the goods or services received cannot be reliably measured, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of cash or cash equivalents received.

The Company advises the Staff that the accounting policy described in Note 1.26 included in Exhibit I to the consolidated financial statements as of and for the three months ended September 30, 2012 included an inadvertent error. The accounting policy should have stated that revenue is recognized at the fair value of the goods given up, adjusted by the amount of cash, if any.

The Company arrived at the foregoing conclusion after an evaluation of the facts and circumstances on a case-by-case basis. The general lack of current or recent transaction prices of similar properties not yet constructed would require the use of estimation models to determine the fair value of the goods to be received. Even though an estimation model, such as a discounted cash flow method, can be used, the risks and uncertainties at the time of the measurement are of such significance that would render the estimate unreliable. The factors described in (a) through (f) below, among others, are judged by the Company as relevant enough to disregard the use of an estimation model in these cases. Instead, the Company believes that the use of the fair value of the undeveloped land to measure the recognition of revenue is more reliable in these circumstances. The fair value of the undeveloped land is determined based on the highest and best use possible for the land and relies on comparable recent market data for similar properties.

The Company believes that the fair value of the property not yet constructed cannot be reliably measured at the time of the barter transaction due to the following factors, among others:

a) Status of construction permits: in some cases the developer obtains preliminary zoning and/or construction permits. Even with definitive licensing or zoning permits in place, remaining uncertainties at the time of the barter transactions are critical;

b) Stage of completion: No construction of any kind commenced, including but not limited to essential infrastructure;

c) Unexpected changes: upon commencement of works, changes to original project plans may be necessary. Those changes may have an impact on the size and/or type of future property on the site and accordingly would affect the amount of future square meters to be received by the Company;

d) Extended planning horizon: changes during the planning phase, for example licensing or permission problems as a result of protests and/or litigation may extend the length of time required to construct the property;

e) Construction risk: additional works being required upon initial excavation on site and/or during the initial phase of construction. This may also have an impact of the original project plans and then of the future size and/or type of residential units to be received;

f) Changes in the economic environment during the gestation period: there are significant risks associated with fluctuations in the value of the completed project between inception and completion.

Therefore, the Company advises the Staff that the in-kind receivable is initially recognized at the fair value of the land given up.

The Company advises the Staff that the in-kind receivable does not meet the definition of a financial asset in IFRS 9 “Financial Instruments” as it does not represent a contractual right to receive cash or another financial asset from another entity.

Moreover, the Company advises the Staff that the in-kind receivable does not also meet the definition of an intangible asset in IAS 38 “Intangible Assets” as this receivable has a significant physical substance.

Rather, the in-kind receivable, which arises in these barter transactions, represents the contractual right to receive a tangible asset, i.e. residential units and/or parking spaces. The Company expects to sell the completed property when received, or may sell the receivable prior to completion. Accordingly, this receivable is recognized as inventory (i.e. trading property in the terminology used by the Company to separate these from other Company’s inventories) according to IAS 2 “Inventories”. Trading properties comprise those properties either intended for sale or in the process of construction for sale. Trading properties are carried at the lower of cost and net realizable value.  Therefore, the in-kind receivable is not subsequently remeasured at fair value at each period-end.

2. Acquisitions and Disposals, page 112

Purchase of Financial Assets, page 114

6. We note your purchase of preferred shares and warrants of Supertel Hospitality Inc. in February 2012 and the ability you now have to exert significant influence on Supertel. Please provide us with the analysis used to determine the appropriate accounting treatment for each element of this investment. Furthermore, we note that you did not record a gain upon initial recognition due to the unobservable inputs used in your valuation. We also note that it appears that you have subsequently recognized gains on this investment; please clarify the basis for the recognition of these subsequent gains.

In response to the Staff's comment, the Company advises the Staff that significant influence is exercised over Supertel because, as a holder of preferred shares (the “Preferred Shares”) and warrants (the “Warrants”) of Supertel, the Company holds a voting power of approximately 34% in Supertel’s shareholders meetings. In addition, the Company has the power to appoint 4 out of 9 members of Supertel’s Board of Directors and participates in the decisions taken by the Executive Committee of Supertel with respect to the acquisition, disposal and management of real estate assets.

IAS 27 “Consolidated and separate financial statements”, IG 5 establishes that “[…] the proportion allocated to an investor that accounts for its investment using the equity method in accordance with IAS 28 “Investments in associates”, are determined solely on the basis of present ownership interests. The proportion allocated is determined taking into account the eventual exercise of potential voting rights and other derivatives that, in substance, give access at present to the economic benefits associated with an ownership interest”. IFRS 10 “Consolidated Financial Statements” describes the same criteria in paragraphs B89 through B91.

Considering the guidance in IAS 27, paragraph IG 5, in order to account for the investment in Supertel under the equity method, the instruments held should give the Company economic benefits associated with a present ownership interest. The Company believes that the Preferred Shares and Warrants of Supertel do not give the Company access to economic benefits associated with a present ownership interest because of the following reasons, among others:

•
The Company does not have any share over the profits or losses of Supertel, or any right to dividends based on those profits or losses. Rather, the Company receives a fixed annual dividend, which does not depend on the actual results of Supertel; and

•	In the event of liquidation of Supertel, the Company would be paid based on the face value of the Preferred Shares, and not in an amount based on the net assets of Supertel.

Accordingly, and even though the Company exercises significant influence over Supertel, the Company is precluded from accounting for this investment under the equity method.

Therefore, considering that these instruments do not give access to the economic benefits associated with a present ownership interest, they are accounted for in accordance with IAS 39 “Financial instruments: Recognition and measurement” following IAS 27, IG 7. The Company has early adopted IFRS 9 “Financial Instruments” from July 1, 2011. Therefore, the Company accounted for each element of this investment in accordance IFRS 9.

According to IFRS 9, the Preferred Shares cannot be measured at amortized cost because the contractual terms of the Preferred Shares do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Preferred Shares are convertible into common shares of Supertel, and therefore, the return (i.e. the fixed annual dividend) does not reflect only consideration for the time of value of money and the credit risk. Consequently, the Preferred Shares were classified as at fair value through profit and loss in accordance with IFRS 9.

The Warrants were also classified as at fair value through profit and loss because they met the definition of a derivative financial instrument in accordance with IFRS 9 as:

•	Its value changes in response to a variable (i.e. the market price of Supertel’s shares).

•	It requires no significant initial net investment.

•	It is settled at a future date (i.e. can be exercised at any time until January 2017).

Finally, the Company advises the Staff that, on initial recognition, the consideration paid for the Preferred Shares and the Warrants was allocated to both instruments based on their relative fair values at the date of acquisition. The fair values of these instruments exceeded the transaction price at the acquisition date.

In accordance with IAS 39, paragraph AG 76, as the fair values of these instruments were determined using a valuation technique that incorporated unobservable market data, the Company did not recognize a gain on initial recognition (“unrecognized day 1 gain”).

At each subsequent reporting period, the Company determines the fair value of both instruments and recognized a gain or loss for an amount equivalent to the difference between the fair values determined at the measurement date and the fair values determined on initial recognition (or the previous reporting period, as applicable). In addition, the Company may recognize the unrecognized day 1 gain after initial recognition, but only to the extent that it arises from a change in a factor (including time) that market participants would consider in setting a price. In practice, this means that the Company would only recognize this gain when all market inputs become observable. As the fair value of both instruments continue being determined based on a valuation technique that incorporates unobservable market data, the day 1 gain remains unrecognized.

_________________________

Please call me (212-455-7433) with any questions you may have regarding the above responses.
Very truly yours,

cc:	By:	/s/ David L. Williams
Matías I. Gaivironsky		David L. Williams
Leonardo Magliocco

IRSA Inversiones y Representaciones Sociedad Anónima
Bolívar 108
Buenos Aires, Argentina

Ms. Jessica Barberich
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	IRSA Investments and Representations Inc., Form 20-F for Fiscal Year ended June 30, 2012
Filed October 31, 2012, File No. 001-13542

Ladies and Gentlemen:

In response to the Commission’s staff’s comment letter dated April 19, 2013 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”), originally submitted on October 31, 2012, pursuant to the Securities Act of 1933, as amended, the Company confirms its acknowledgment, in connection with its responses to the comment letter that:

1.           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3.           the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

May 20, 2013	By:	/s/ Matías I. Gaivironsky
Matías I. Gaivironsky
Chief Financial Officer